  Exhibit 99.1
AMEX “REX”
TSX “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX TO PRESENT AT RODMAN & RENSHAW THIRD ANNUAL GLOBAL
HEALTHCARE CONFERENCE

EDMONTON, Alberta - May 8, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced that Lorne Tyrrell, Chief Executive Officer and Chief Scientific Officer of ViRexx, is scheduled to present at the upcoming Rodman & Renshaw Techvest Seventh Annual Healthcare Conference. The presentation is scheduled for 9:05 a.m. local time (3:05 a.m. Eastern Time) on Monday, May 15, 2006. The event will be held from May 14 - May 16, 2006 at the Le Meridien Sea Club in Monte Carlo, Monaco.

Individuals may listen to a live web cast of the presentation by logging on to the Investor Relations section of ViRexx’s web site at www.virexx.com a few minutes prior to start time to download any necessary software. The presentation will be archived for a limited time.

The conference will feature presentations from more than 176 public and privately held emerging growth healthcare companies presenting data on an array of therapeutic topics including oncology, cardiovascular disease, central nervous system disorders, infectious diseases and medical device technology. Details regarding the conference can be obtained at www.rodmanandrenshaw.com.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Chris Marcus Investor Relations Fyre Marketing Tel: (512) 542-9916